Cusip # 7458B104

Item 1:           Reporting Person - Manohar L. Malwah (Tax ID: ###-##-####)
Item 4:           United States of America
Item 5:           220,000
Item 6:           None
Item 7:           220,000
Item 8:           None
Item 9:           220,000
Item 11:          2.8%
Item 12:          IN